SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

                  Tender Offer Statement under Section 14(d)(1)
               or 13(e)(1) of the Securities Exchange Act of 1934

                               Innogy Holdings plc
                       (Name of Subject Company (issuer))

             GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH
                             RWE Aktiengesellschaft
                      (Names of Filing Persons (offerors))

                           American Depositary Shares
                           Ordinary Shares of 10p each
                         (Title of Class of Securities)

                     45769A103 (American Despositary Shares)
                           G4782H101 (Ordinary Shares)
                      (CUSIP Number of Class of Securities)

                                Dr. Georg Mueller
                             RWE Aktiengesellschaft
                                  Opernplatz 1
                             D-45128 Essen, Germany
                                011 49-201-12-00
  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                              Peter S. Wilson, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation                    Amount of filing fee
--------------------------------------------------------------------------------
739,564,155 (1)                          $68,040 (1)(2)
--------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Innogy Shares and Innogy ADSs (each Innogy ADS represents 10 Innogy Shares) to be received by the Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,460,000 Innogy Shares (including Innogy Shares represented by Innogy ADSs) multiplied by 275 pence per Innogy Share, the cash consideration being offered per Innogy Share, which yields (Pounds)518,265,000, converted at the exchange rate on March 26, 2002, of (Pounds)1=$1.427, which yields $739,564,155, multiplied by .000092, which yields $68,040.

(2) Sent by wire transfer to the SEC on March 28, 2002.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N.A       Form or Registration No.:  N.A.

     Filing Party:  N.A.                Date Filed:  N.A.

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1. Summary Term Sheet.

     The information set forth in the "Frequently Asked Questions" contained in the Offer Document dated March 28, 2002 (the "Offer Document") of GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a company organized under the laws of The Federal Republic of Germany (the "Offeror"), and a wholly owned subsidiary of RWE Aktiengesellschaft, a company organized under the laws of The Federal Republic of Germany ("RWE"), is incorporated herein by reference.

Item 2. Subject Company Information.

     The name of the subject company is Innogy Holdings plc, a public limited company incorporated under the laws of England and Wales ("Innogy"), with its principal executive offices located at Windmill Hill Business Park, Whitehill Way, Swindon, Wiltshire, SN5 6PB, England. The telephone number of the company's principal executive offices is 44 (0) 1793 877 777.

     This Schedule TO relates to (i) ordinary shares of 10 pence each (the "Innogy Shares") of Innogy and (ii) American Depository Shares ("Innogy ADSs"), each representing 10 Innogy Shares and evidenced by American Depository Receipts ("Innogy ADRs"). Innogy Shares and Innogy ADSs are collectively referred to as "Innogy Securities". Information concerning the number of outstanding Innogy Securities is set forth in Appendix V -- "Additional Information" of the Offer Document and is incorporated herein by reference.

     The information set forth in Appendix V -- "Additional Information" of the Offer Document and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     This Schedule TO is being filed by the Offeror and RWE. Information concerning the principal business and the business address and business telephone number of the principal offices of the Offeror and RWE is set forth in paragraph 6 -- "Information on the RWE Group", paragraph 7 -- "Information on the Offeror" and Appendix V -- "Additional Information" of the Offer Document and is incorporated herein by reference.

     Information regarding the names, business addresses, principal occupation or employment, country of citizenship and material occupations, positions, offices or employment during the past five years as well as the other information required by Item 3(c) with respect to directors and executive officers of the Offeror and RWE is set forth in Appendix V -- "Additional Information" of the Offer Document and is incorporated herein by reference. During the past five years, none of the Offeror, RWE or, to the best knowledge of the Offeror or RWE, any of the persons listed in paragraphs 2(a)-(c) of Appendix V -- "Additional Information" of the Offer Document (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4. Terms of the Transaction.

     The information set forth in paragraph 1 -- "Introduction", paragraph 2 -- "The Offer", paragraph 11 -- "Taxation", paragraph 13 -- "Procedure for Acceptance of the Offer", paragraph 14 -- "Rights of Withdrawal", paragraph 15 -- "Settlement", Appendix I -- "Conditions and Further Terms of the Offer" and Appendix V -- "Additional Information " of the Offer Document is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth in Appendix V -- "Additional Information" of the Offer Document is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     The information set forth in paragraph 4 -- "Background to and Reasons for the Offer" and Appendix V -- "Additional Information" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     The information set forth in Appendix V -- "Additional Information" of the Offer Document is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     The information set forth in Appendix V -- "Additional Information" of the Offer Document is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     The information set forth in Appendix V -- "Additional Information" of the Offer Document is incorporated herein by reference.

Item 10. Financial Statements.

     Because the only consideration in the Offer is cash (other than the Loan Note Alternative which is not being made available to US persons) and the Offer covers all issued and to be issued Innogy Securities, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capability of RWE and its affiliates, the Offeror believes the financial condition of RWE and its affiliates is not material to a decision by a holder of Innogy Securities whether to sell, tender or hold Innogy Securities pursuant to the Offer.

Item 11. Additional Information.

     The information set forth in the Offer Document, the Form of Acceptance, Authority and Election, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.

Item 12. Exhibits.

     (a)(1)    Offer Document dated March 28, 2002.

     (a)(2)    Letter of Transmittal.

     (a)(3)    Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)    Acceptance, Authority and Election.

     (a)(8)    Investors' Guide to Completing the Form of Acceptance.

     (a)(9) Press Release announcing the Recommended Cash Offer by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy Holdings plc dated March 22, 2002.

     (a)(10) Summary Advertisement in The Wall Street Journal, dated March 29, 2002.

     (d)(1) Inducement Fee Letter Agreement, dated March 21, 2002, between RWE Aktiengesellschaft and Innogy Holdings plc.

     (d)(2) Director Undertaking, dated March 21, 2002, from Richard Delbridge to RWE Aktiengesellschaft.

     (d)(3) Director Undertaking, dated March 21, 2002, from Steve Fletcher to RWE Aktiengesellschaft.

     (d)(4) Director Undertaking, dated March 21, 2002, from Ross Sayers to RWE Aktiengesellschaft.

     (d)(5) Director Undertaking, dated March 21, 2002, from Andrew Duff to RWE Aktiengesellschaft.

     (d)(6) Director Undertaking, dated March 21, 2002, from Mike Bowden to RWE Aktiengesellschaft.

     (d)(7) Director Undertaking, dated March 21, 2002, from Brian Morrison Count to RWE Aktiengesellschaft.

     (d)(8) Director Undertaking, dated March 21, 2002, from Yvonne Constance to RWE Aktiengesellschaft.

     (d)(9) Director Undertaking, dated March 21, 2002, from Charles Brandon Gough to RWE Aktiengesellschaft.

     (d)(10) Director Undertaking, dated March 21, 2002, from Robin Mountfield to RWE Aktiengesellschaft.


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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2002


                                        GBV Funfte Gesellschaft fur
                                        Beteiligungsverwaltung mbH

                                        by  /s/   Klaus Sturany
                                            ---------------------------------
                                            Name: Dr. Klaus Sturany
                                            Title: Managing Director



                                        by  /s/ Richard Klein
                                            ---------------------------------
                                            Name: Dr. Richard Klein
                                            Title: Managing Director


\
                                        RWE Aktiengesellschaft

                                        by  /s/ Georg Muller
                                            ---------------------------------
                                            Name:  Dr. Georg Muller
                                            Title: General Counsel



                                        by  /s/ Georg Lambertz
                                            ---------------------------------
                                            Name:  Dr. Georg Lambertz
                                            Title: Vice President Finance

                                INDEX TO EXHIBITS

    Exhibit
     Number    Document
     ------    --------

     (a)(1)    Offer Document dated March 28, 2002.

     (a)(2)    Letter of Transmittal.

     (a)(3)    Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)    Acceptance, Authority and Election.

     (a)(8)    Investors' Guide to Completing the Form of Acceptance.

     (a)(9) Press Release announcing the Recommended Cash Offer by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy Holdings plc dated March 22, 2002.

     (a)(10) Summary Advertisement in The Wall Street Journal, dated March 29, 2002.

     (d)(1) Inducement Fee Letter Agreement, dated March 21, 2002, between RWE Aktiengesellschaft and Innogy Holdings plc.

     (d)(2) Director Undertaking, dated March 21, 2002, from Richard Delbridge to RWE Aktiengesellschaft.

     (d)(3) Director Undertaking, dated March 21, 2002, from Steve Fletcher to RWE Aktiengesellschaft.

     (d)(4) Director Undertaking, dated March 21, 2002, from Ross Sayers to RWE Aktiengesellschaft.

     (d)(5) Director Undertaking, dated March 21, 2002, from Andrew Duff to RWE Aktiengesellschaft.

     (d)(6) Director Undertaking, dated March 21, 2002, from Mike Bowden to RWE Aktiengesellschaft.

     (d)(7) Director Undertaking, dated March 21, 2002, from Brian Morrison Count to RWE Aktiengesellschaft.

     (d)(8) Director Undertaking, dated March 21, 2002, from Yvonne Constance to RWE Aktiengesellschaft.

     (d)(9) Director Undertaking, dated March 21, 2002, from Charles Brandon Gough to RWE Aktiengesellschaft.

     (d)(10) Director Undertaking, dated March 21, 2002, from Robin Mountfield to RWE Aktiengesellschaft.

                                       6